Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the Month of September 2007

Commission File Number 000-22731

Minera Andes Inc.

(Translation of registrant’s name into English)

111 E. Magnesium Road, Suite A

Spokane, Washington 99208

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐        Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Minera Andes Inc.

911-470 Granville Street

Vancouver, British Columbia

V6C 1V5

Item 2	Date of Material Change

The material change occurred on or about September 17, 2007.

Item 3	News Release

News Release was released to CNW Group, CNW News Wire Ltd., Vancouver, British Columbia, on September 17, 2007.

Item 4	Summary of Material Change

On September 21, 2007 the Corporation filed on SEDAR a NI 43-101 technical report with respect to the San Jose Property, Santa Cruz Province, Argentina. This technical report was filed pursuant to the news releases issued on April 10, 2007 (filed on SEDAR April 13, 2007), June 18, 2007 (filed on SEDAR on June 19, 2007) and June 20, 2007 (filed on SEDAR June 21, 2007). Please refer to the news release of the Corporation dated September 17, 2007 attached hereto as Schedule “A” for further details.

Item 5.1	Full Description of Material Change

Please refer to the news release of the Corporation dated September 17, 2007 attached hereto as Schedule “A”.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7	Omitted Information

Not applicable

Item 8	Executive Officer

The name of the executive officer of the Corporation who is knowledgeable about the material change and this report and who can be contacted is Allen Ambrose, President, and Chairman at (509) 921-7322.

Item 9	Date of Report

September 21, 2007

SCHEDULE “A”

TSX: MAI	NEWS RELEASE	NASD-OTCBB: MNEAF

MINERA ANDES ANNOUNCES THE SAN JOSE MINE INCREASES

SILVER AND GOLD RESOURCES BY 62 PERCENT

SPOKANE, WA—September 17, 2007—Minera Andes Inc. (TSX: MAI and US OTC: MNEAF) is pleased to announce a NI 43-101 Technical Report has been filed that includes new resources discovered in 2006 on the Kospi vein at the San José project in Santa Cruz province, southern Argentina. The San José mine is now in the commissioning phase of start up and full production of 750 tonnes per day (t/d) is anticipated in 5 to 11 months. The San José project is operated by Minera Santa Cruz S.A. (owned 51% by Hochschild Mining plc (“Hochschild”) (HOC.L Reuters, HOC.LN Bloomberg, London Stock Exchange) and 49% by Minera Andes.

A new Technical Report by AMEC Americas Limited (AMEC) entitled “San José Property San Cruz Province, Argentina NI 43-101 Technical Report”, was authored by Robert Cinits (P. Geo.), Pierre Rocque (P. Eng.), William Colquhoun (FSAIMM), and Rodrigo Marinho (C.P.G.), appropriately qualified person according to NI 43-101. The results from the report indicate that the 2006 core drilling program (128 holes totaling 22,047 meters) on the Kospi vein at San José increased silver and gold resources by 62% from the level announced in the October 2005 feasibility study. In addition, we anticipate that the 38,000-meter exploration drilling campaign currently underway, and development of the underground workings will further increase the mineral reserves and resources. Under NI 43-101 inferred mineral resources cannot be included in San José’s mine life. Minera Andes intends to provide an updated technical report that will incorporate the Kospi vein measured and indicated resources into the mine plan once additional testwork required to allow the mineral resources to be classified as mineral reserves has been completed according to NI 43-101. This new report will also classify any additional reserves and resources defined from the ongoing exploration and underground development work on the property, and discuss the projects mineral potential. Adding mineral reserves is key to supporting the recently announced plans to expand production to 1,500 t/d.

Some highlights of the new AMEC Technical Report are as follows (all amounts are expressed in U.S. dollars, unless otherwise indicated):

•

Measured and indicated resources: at December 31, 2006 are: 1.8 million tonnes grading 8.33 g/t gold and 522 g/t silver. An additional 92,000 ounces of gold and 5.8 million ounces of silver, in 318,000 tonnes, grading 9.03 g/t gold and 567 g/t silver are classified as inferred resources. The economic cutoff used to calculate the resources is $45/t (using a price of $500 for gold and $8.50 for silver).

•	Gold contained: 477,000 ounces of measured and indicated resources

•	Silver contained: 29.8 million ounces of measured and indicated resources

•	Mineral reserves: at April 30, 2007 are essentially unchanged from the October 2005 feasibility study since the Kospi vein is not yet classified as a reserve.

•	Production: 750 t/day at full production

•	Forecast average operating costs of: $235 per ounce of gold equivalent

•	Mine life is 5.2 years – does not include Kospi vein mineral resources

•	Forecast average gold production: 58,269 ounces per year at full production

•	Forecast average silver production: 3.1 million ounces per year at full production

San José Mine

The drilling completed on the San José mine at year end 2006 indicate an increase of approximately 62% in contained gold and silver and the mine now contains over 58.5 million silver equivalent ounces in the measured and indicated categories (see resource tables below) plus an additional 11.4 million silver equivalent ounces in the inferred category. This increase is primarily due to the addition of the Kospi vein to the resource category.

The Kospi vein, discovered in 2005, is the first target that has been converted to a resource out of several high-priority drill targets identified on the property through early reconnaissance drilling and surface exploration programs. Other priority targets are Odin (A and B), Ayelen, Flor, Huevos Verdes West, Kospi 1, Kospi South, Lourdes, Frigga, Aguas Vivas, Roadside, and Portuguese West. Though these targets are early stage we believe that they have significant discovery potential for gold and silver mineralization. Drilling is planned for these targets as part of an ongoing 38,000 meter, $4 million exploration drilling program started earlier this year.

The technical report by AMEC, uses a long-term gold price of $575 per ounce (oz) and $9 per oz for silver for estimating mineral reserves. The average cash operating costs are estimated at $94/tonne of ore processed, or $235/ounce gold equivalent. AMEC estimates the internal rate of return (IRR) after taxes of the San José project at 116 percent based on a “moving forward” basis assuming a remaining expense in the initial capital cost budget of $20.8 million. The base case Net Present Value (NPV), using an 8% discount rate, is $53 million. Based on the parameters listed above, the undiscounted NPV is $75.5 million.

Allen Ambrose, president of Minera Andes, said “Even with the new drilling, less than 15% of the known 40 kilometers of the vein trends at San José have been drilled. The 22,047 meter drill program in 2006 increased the mine’s resources by 63%. The joint venture is drilling 38,000 meters in the current exploration program to define new reserves and continue evaluating new targets. With commissioning of the mine and the ramping up of production it is an exciting time for Minera Andes. We are on the road to becoming a producing company. Before this time next year we anticipate to reach full production at the San Jose mine.”

The San José mine is ramping up production from the start up in July 2007 to full commercial production. Approximately nine kilometers of underground workings have been developed at the mine along with the associated infrastructure. Power will be supplied by four diesel generators.

The mine is designed to process 750 t/d of ore from two separate structures, the Frea and Huevos Verdes veins, using underground mining methods. Estimated mine life is 5.2 years with the current reserves. Mechanized cut and fill mining will be used as the primary mining method supplemented with conventional cut and fill mining.

The processing facility utilizes a Gekko Gravity-Flotation-Intensive Leaching (GFIL) process and Merrill Crowe-smelting for the production of the final product a gold-silver doré. Due to the potential for additional risk with a newer process technology and with throughput and recovery loss AMEC has reduced expected recovery of gold to 85% and silver to 87% in the first year of production. They have assumed the average life of mine recovery of 90% for gold and 88% for silver in the second year. As a result there is some risk that additional plant modifications and commissioning time could be required to achieve these increased recoveries and that there would be additional capital costs.

Mineral Resources, Reserves

The new San José mineral resource and reserve estimates, mine life, and mining rates, disclosed herein are based on work from our joint venture partner that was audited and adjusted by independent qualified persons Rodrigo Marinho, (C.P.G) and Pierre Rocque, P. Eng. at AMEC. The mineral resources and reserves remain open along strike and at depth in some areas.

At December 31, 2006 total measured and indicated mineral resources at the San José Project were 477,000 ounces of gold and 29.8 million ounces of silver, contained in 1.8 million tonnes grading 8.33 g/t gold and 522 g/t silver. An additional 92,000 ounces of gold and 5.8 million ounces of silver, in 318,000 tonnes, grading 9.03 g/t gold and 567 g/t silver are classified as inferred resources. The economic cutoff used to calculate the mineral resources is $45/t (using a price of $500 per ounce for gold and $8.50 per ounce for silver). Gold recovery used for the resource estimate is 89.65% and silver recovery is 90.49%.

Mineral Resources* – Measured and Indicated

Area Resources (12/31/06)	Grades		Classified Resource			Contained Ounces
	Au (g/t)	Ag (g/t)	Total Resource (t)	Measured (t)	Indicated (t)	Gold (oz)	Silver (oz)	Silver equivalent (oz)
Huevos Verdes South	10.82	793	241,000	108,000	134,000	84,000	6,150,000	11,190,000
Huevos Verdes Cntrl.	5.43	329	121,000	0	121,000	21,000	1,277,000	2,537,000
Huevos Verdes North	4.66	393	194,000	101,000	93,000	29,000	2,454,000	4,194,000
Frea	10.00	414	609,000	82,000	527,000	199,000	8,108,000	20,048,000
Kospi	7.25	601	614,000	0	614,000	143,000	11,857,000	20,437,000
Total Project Oct. 21, 2005	9.32	494	1,097,000	167,000	930,000	327,000	17,343,000	36,972,000
Total Project Dec 31, 2006	8.33	522	1,779,000	291,000	1,488,000	477,000	29,847,000	58,467,000
Percentage change			+62			+46	+72	+58

*	Note: Contains 100 percent of the resources, Minera Andes ownership of the project is 49%. Resources are inclusive of reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Silver/gold equivalency 1oz gold = 60 oz silver.

At April 30th, 2007 the proven and probable mineral reserves, based on an overall cutoff off grade of $94/t (using a price of $500/oz for gold and $8.50/oz for silver), are 1.2 million tonnes at 7.89 g/t gold and 417 g/t silver, containing 303,000 ounces of gold and 16,028,000 ounces of silver. The reserves also take into account marginal blocks of ore located on the periphery of higher grade zones. The cutoff grade for these blocks was $45/t. The marginal cutoff was defined by the value of ore, which meets the variable costs, but not the fixed costs. A 15% unplanned dilution and a 5% mining loss are used in the calculation for the October 21, 2005 reserves and a 12% unplanned dilution and 5% mining loss has been used in the April 30th, 2007 reserve calculations.

Mineral Reserves* – Proven and Probable

Area Reserves (4/30/07)	Grades		Classified Reserve			Contained Ounces
	Au (g/t)	Ag (g/t)	Total Reserve (t)	Proven (t)	Probable (t)	Gold (oz)	Silver (oz)	Silver Equivalent (oz)
Huevos Verdes	6.39	461	586,000	236,000	350,000	120,000	8,685,000	15,909,000
Frea	9.34	375	609,000	75,000	534,000	183,000	7,342,000	18,315,000
Kospi		No	Reserves
Total Project Oct. 21, 2005	7.7	406	1,160,859	174,241	986,626	288,000	15,229,000	32,515,000
Total Project 4/30/07	7.89	417	1,195,000	311,000	884,000	303,000	16,028,000	34,224,000

*	Note: Contains 100 percent of the reserves, Minera Andes ownership of the project is 49%. Silver/gold equivalency 1 oz Au = 60 oz Ag.

The resource and reserve estimates are based on, 417 core holes, 31 reverse circulation holes and 2,013 samples taken from underground workings constructed at Huevos Verdes, Frea, and Kospi. The nominal spacing at Huevos Verdes and Frea is 35 meters along strike (horizontally) and 50 meters vertically and at Kospi it is 40 meters by 40 meters.

The following summarizes the key assumptions, parameters and methods used in the Mineral Resource and Reserve estimates:

•

Gold assays were cut to 120 g/t, 20 g/t, 80 g/t and 100 g/t at Huevos Verdes South, Central, North and Frea, and 30 g/t at Kospi, respectively. Silver assays were cut to 10,000 g/t, 1,000 g/t, 8,000 g/t and 4,000 g/t at Huevos Verdes South, Central, North and Frea, and 3,500 g/t at Kospi, respectively.

•

Density was assigned as an average to the three principal mineralized zones, Huevos Verdes, Frea, and Kospi. The values used for the estimate are 2.595 t/m3 for Huevos Verdes, 2.611 t/m3 for Frea and Kospi.

•	The geological model for both Huevos Verdes and Frea zones was developed using a series of northeast oriented sections spaced approximately 10 meters to 50 meters apart.

•	Assays were composited to full vein-width interval.

•	The estimation is done using Ordinary Kriging coupled with oriented search ellipses.

•	Block grades were estimated based on interpretation of geological parameters logged in drill holes.

•	Included in the mineral resource estimate at Huevos Verdes North and South and Frea are 2,013 chip channel samples taken from the underground workings.

The filing of this technical report on San José was triggered by disclosure of mineral reserve and resource estimates based on the results of the 2006 exploration drilling program in our April 10th 2007 news release. The reconciliation of the material changes between the information reported in the news release and technical report by AMEC describe herein are the Kospi vein mineral reserves reported in the April 10th new release reverted back to mineral resources described in the technical report because of the need for some additional metallurgical testwork required to meet NI 43-101 standards. The mineral resources in the technical report are essentially unchanged from the April 10th new release and do not require reconciliation. The mine life in the technical report is 5.2 years as it does not take into account the Kospi vein resources versus 6.8 years as disclosed in the April 10th news release where the Kospi vein is included.

Minera Andes is a gold, silver and copper exploration company working in Argentina. The Corporation holds about 410,000 acres of mineral exploration land in Argentina including the co-owned San José silver/gold mine that has started initial production. Minera Andes is also exploring the Los Azules copper project in San Juan province, where an exploration program is underway to define a resource. Other exploration properties, primarily silver and gold, are being evaluated in southern Argentina. The Corporation presently has 166,717,517 shares issued and outstanding.

Allen V. Ambrose, Minera Andes’ President, who is an appropriately “qualified person” as defined by National Instrument 43-101, has supervised the preparation of the information in the news release.

This news is submitted by Allen V. Ambrose, President and Director of Minera Andes Inc.

For further information, please contact: Art Johnson at the Spokane office, or Krister A. Kottmeier, investor relations – Canada, at the Vancouver office. Visit our Web site: www.minandes.com.

Spokane Office	Vancouver Office
111 East Magnesium Road; Ste. A	911-470 Granville Street
Spokane, WA 99208 USA	Vancouver, B.C. V6C 1V5
Phone: (509) 921-7322	Phone: (604) 689-7017; 877-689-7018
E-mail: info@minandes.com	E-mail: ircanada@minandes.com

Caution Concerning Forward-Looking Statements:

This press release contains certain “forward-looking statements”, including, but not limited to, the statements regarding the Company’s strategic plans, evolution of mineral resources and reserves, work programs, development plans and exploration budgets at the Company’s San José Project. Investors should be aware that the introduction of new technology such as ILR can create added risk in achieving metallurgical performance. The forward-looking statements express, as at the date of this press release, the Company’s plans, estimates, forecasts, projections, expectations or beliefs as to future events and results. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. In particular, there can be no assurance that commercial production at the San José mine will be achieved on a timely basis, or at all, that production capacity at the San José mine will be successfully increased, that resources and reserves at the San José mine will be increased or that Minera Andes will successfully raise the funds necessary to maintain its interest in the San José mine. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, risks associated with foreign operations, the state of the capital markets, environmental risks and hazards, uncertainty as to calculation of mineral reserves and other risks. Reference is made to the risk factors and uncertainties described in the Company’s continuous disclosure record, a copy of which is available under the Company’s profile at www.sedar.com. In addition, Minera Andes’ joint venture partner, a subsidiary of Hochschild Mining plc, and its affiliates do not accept responsibility for the use of project data or the adequacy or accuracy of this release. . Similarly, Hochschild denies any responsibility for Minera Andes’s NI 43-101 Technical Report or for any of Minera Andes’s Canadian securities filings or for any information that Minera Andes has given to the securities markets and any such responsibility is hereby disclaimed in all respects.

Cautionary Note to U.S. Investors:

The United States Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits with “mineral reserves” that a company can economically and legally extract or produce. We use certain terms in this press release, such as “mineral resources”, that the SEC guidelines strictly prohibit us from including in our filings with the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINERA ANDES INC.

	By:	/s/ Allen V. Ambrose
Allen V. Ambrose, President

Dated: September 21, 2007